UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                    SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                (Amendment No. ___)*



                     Cliffs Drilling Company
                  (Name of Issuer)


                              Common Stock
           (Title of Class of Securities)

                    18682C100
                   (CUSIP Number)

                   Jonathan Green
             51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                          (201) 376-5400
       (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         May 1, 1996
        (Date of Event which Requires Filing
                 of this Statement)

       If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

       Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
       13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
       Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               Exhibit Index:  Page 7
                        Page 1 of 12 Pages
                    SCHEDULE 13D

       CUSIP No. 18682C100       Page 2 of 12 Pages


       1  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

               Appaloosa Management L.P.

       2  Check the Appropriate Box If a Member of a Group*
                                   a.
                                   b.   X

       3  SEC Use Only

       4  Source of Funds*

               N/A

       5  Check Box If Disclosure of Legal Proceedings Is
                 Required Pursuant to Items 2(d) or 2(e)

       6  Citizenship or Place of Organization

               Delaware

                    7    Sole Voting Power
         Number of                 535,700
          Shares
       Beneficially      8    Shared Voting Power
         Owned By                  -0-
           Each
         Reporting       9    Sole Dispositive Power
          Person                   535,700
           With
                    10   Shared Dispositive Power
                              -0-

       11 Aggregate Amount Beneficially Owned by Each
                 Reporting Person
             535,700

       12    Check Box If the Aggregate Amount in Row (11)
                    Excludes Certain Shares*

       13    Percent of Class Represented By Amount in Row (11)
             8.59%

       14    Type of Reporting Person*
             PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
          SCHEDULE 13D

       CUSIP No. 18682C100       Page 3 of 12 Pages


       1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             David A. Tepper

       2     Check the Appropriate Box If a Member of a Group*
                                 a.
                                 b.   X

       3     SEC Use Only

       4     Source of Funds*

             N/A

       5     Check Box If Disclosure of Legal Proceedings Is
                    Required Pursuant to Items 2(d) or 2(e)

       6     Citizenship or Place of Organization

             United States

                  7    Sole Voting Power
         Number of                    535,700
          Shares
       Beneficially         8    Shared Voting Power
         Owned By                -0-
           Each
         Reporting          9    Sole Dispositive Power
          Person                 535,700
           With
                  10   Shared Dispositive Power
                            -0-

       11    Aggregate Amount Beneficially Owned by Each
                    Reporting Person
             535,700

       12    Check Box If the Aggregate Amount in Row (11)
                    Excludes Certain Shares*

       13    Percent of Class Represented By Amount in Row (11)
             8.59%

       14    Type of Reporting Person*
             IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D




       Item 1.    Security and Issuer

        This statement on Schedule 13D relates to shares of the common stock, par value $0.01 (the "Shares"), of Cliffs Drilling Company, a Delaware corporation (the
       "Company"). The principal executive offices of the Company are located at 1200 Smith Street, Suite 300,
       Houston, Texas 77002.


       Item 2.    Identity and Background

        This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper ("Mr. Tepper", and together with the Manager, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit A.

        The general partner of the Manager is Appaloosa
       Partners Inc., a Delaware corporation, of which Mr.
       Tepper is the sole shareholder and President.

        The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"). The Manager acts as an investment adviser to the Partnership, Palomino Fund Ltd. ("Palomino"), Pinto Investment Limited Liability Company ("Pinto") and Reliance Standard Life Insurance Company ("Reliance"). Palomino and Reliance are both beneficially owned by Delphi Financial Group ("Delphi"). The address of the principal business and principal office of the Manager is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of Mr. Tepper is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The present principal occupation or employment of Mr. Tepper is President of Appaloosa Partners Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. The address of the principal business and principal office of Pinto is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The address of the principal business and principal office of Reliance is 2501 Parkway, Philadelphia, Pennsylvania 19130. The address of the principal business and principal office of Delphi is 1105 North Market Street, Wilmington, Delaware 19899. The Partnership, Pinto, Palomino and Reliance are sometimes referred to herein collectively as the "Accounts".

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


       Item 3.    Source and Amount of Funds or Other
       Consideration

        Of the 535,700 Shares held by the Reporting Persons, 366,811 Shares were purchased with the personal funds of the Partnership, 21,612 Shares were purchased with the working capital of Palomino, 60,709 Shares were purchased with the working capital of Pinto, and 86,568 Shares were purchased with the working capital of Reliance.


       Item 4.    Purpose of Transaction

        The purpose of the acquisition by the Reporting
       Persons of the Shares is for investment. The Reporting Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

        Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


       Item 5.    Interest in Securities of the Issuer

       (a)   This statement on Schedule 13D relates to 535,700
                    Shares beneficially owned by the Reporting Persons, which constitute approximately 8.59% of the issued and outstanding Shares.

       (b)   The Manager has sole voting and dispositive power
                    with respect to 535,700 Shares. Mr. Tepper has sole voting and dispositive power with respect to 535,700 Shares.

       (c)   Within the past sixty days, the Reporting Persons
                    purchased Shares on the date, in the amount and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

       (d)   Not applicable.

       (e)   Not applicable.


       Item 6.    Contracts, Arrangements, Understandings or
                         Relationships with Respect to Securities of the Issuer

        As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership, which owns 366,811 Shares. The Manager also acts as investment adviser to Palomino, which owns 21,612 Shares, Pinto, which owns 60,709 Shares and Reliance, which owns 86,568 Shares.
       Mr. Tepper is the President of Appaloosa Partners Inc., which is the general partner of the Manager. The Manager is the general partner of the Partnership.

        Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       Item 7.    Material to Be Filed as Exhibits

        Exhibit A:     Joint Filing Agreement.
        Exhibit B:     Transactions in Shares Within Past
       60 Days.


                     SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: May 10, 1996


                            Appaloosa Management L.P.
                            By:  Appaloosa Partners Inc.,
                                 Its General Partner



                            By:  /s/ David A. Tepper

                                 David A. Tepper
                                 President



                            David A. Tepper



                            /s/ David A. Tepper

                   EXHIBIT INDEX


       Exhibit              Exhibit Name                                 Page



       A               Joint Filing Agreement                       8

       B               Transactions in Shares Within Past 60
       Days       9

                     EXHIBIT A


               JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of beneficial interest of Cliffs Drilling Company is filed jointly on behalf of each such person.

       Dated: May 10, 1996
                            Appaloosa Management L.P.
                            By:  Appaloosa Partners Inc.,
                                 Its General Partner



                            By:  /s/ David A. Tepper

                                 David A. Tepper
                                 President


                            David A. Tepper



                            /s/ David A. Tepper

                     EXHIBIT B

       Transactions in Shares of the Company
             Within the Past Sixty Days

       Purchases by Appaloosa Investment Limited Partnership I


                     Trade Date
       No. of
       Shares
       Purchased
       Cost
       Per Share


       4-10-96
       18,300
       20.95


       4-11-96
       21,000
       23.66


       4-11-96
       116,300
       23.60


       4-11-96
       2,100
       21.55


       4-12-96
       1,400
       20.80


       4-12-96
       32,000
       23.04


       4-15-96
       4,100
       23.30


       4-17-96
       9,000
       23.37


       4-17-96
       7,000
       23.67


       5-1-96
       42,270
       25.31


       5-1-96
       29,000
       25.08


       5-2-96
       8,960
       24.05


       5-7-96
       11,905
       24.2705


       5-8-96
       52,326
       24.2173


       5-8-96
       11,150
       24.175

Purchases by Palomino Fund Ltd.



                       Trade
       Date
       No. of
       Shares
       Purchased
       Cost
       Per Share


       4-10-96
       1,000
       20.95


       4-11-96
       1,000
       23.66


       4-11-96
       7,000
       23.60


       4-11-96
       100
       21.55


       4-12-96
       80
       20.80


       4-12-96
       1,900
       23.04


       4-15-96
       300
       23.30


       4-17-96
       500
       23.37


       4-17-96
       400
       23.67


       5-1-96
       2,535
       25.31


       5-1-96
       1,740
       25.08


       5-2-96
       535
       24.05


       5-7-96
       715
       24.2705


       5-8-96
       3,137
       24.2173


       5-8-96
       670
       24.175

Purchases by Pinto Investments Limited Liability Company



                     Trade Date
       No. of
       Shares
       Purchased
       Cost
       Per Share


       4-10-96
       3,000
       20.95


       4-11-96
       4,000
       23.66


       4-11-96
       19,200
       23.60


       4-11-96
       300
       21.55


       4-12-96
       200
       20.80


       4-12-96
       5,100
       23.04


       4-15-96
       700
       23.30


       4-17-96
       1,500
       23.37


       4-17-96
       1,000
       23.67


       5-1-96
       6,985
       25.31


       5-1-96
       4,790
       25.08


       5-2-96
       1,485
       24.05


       5-7-96
       1,965
       24.2705


       5-8-96
       8,644
       24.2173


       5-8-96
       1,840
       24.175

Purchases by Reliance Standard Life Insurance Company


       Trade Date
       No of Shares
       Purchased
       Cost
       Per Share


       4-10-96
       4,300
       20.95


       4-11-96
       5,000
       23.66


       4-11-96
       27,500
       23.60


       4-11-96
       500
       21.55


       4-12-96
       320
       20.80


       4-12-96
       7,500
       23.04


       4-15-96
       1,000
       23.30


       4-17-96
       2,000
       23.37


       4-17-96
       1,600
       23.67


       5-1-96
       10,010
       25.31


       5-1-96
       6,870
       25.08


       5-2-96
       2,120
       24.05


       5-7-96
       2,815
       24.2705


       5-8-96
       12,393
       24.2173


       5-8-96
       2,640
       24.175